UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

  Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September 17, 2025
  Internal Bylaws of the Board of Directors
  Corporate Risk Management Policy

(Meeting of the Minutes of the Board of Directors’ Meeting, held on September 17, 2025)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

September 17, 2025, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; and (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto.

Matter discussed and resolution:

  After analysis and discussion, the Board Members approved (i) the new wording of the Board of Directors’ Internal Bylaws, which formalizes, among other adjustments, the possibility of appointment, by the Board of Directors itself, of the lead independent director in the event that the Chairman of the Board of Directors is a non-independent director; and (ii) the proposed amendment to the Corporate Risk Management Policy, as submitted by the Executive Board and recommended by the Audit and Risk Committee.

Notes:

The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

MARCOS MARINHO LUTZ – Chairman

JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chairman

FRANCISCO DE SÁ NETO

FABIO VENTURELLI

FLÁVIA BUARQUE DE ALMEIDA

JOSÉ MAURICIO PEREIRA COELHO

MARCELO FARIA DE LIMA

PETER PAUL LORENÇO ESTERMANN

VÂNIA MARIA LIMA NEVES

DENIZE SAMPAIO BICUDO – Secretary of the Meeting

in
Board of Director's Internal Bylaws

CHAPTER I

Purpose of the Internal Bylaws

Article 1. This Internal Bylaws (“Internal Bylaws”) regulates the activities of the Board of Directors, as well as the relationship between the Board of Directors and the other management bodies, pursuant to the Bylaws provisions (“Bylaws”) of Ultrapar Participações S.A. (“Ultrapar” or “Company”) and any shareholders’ agreements eventually filed at the Company’s headquarters.

CHAPTER II

Scope of Work and Objectives

Article 2. The Board of Directors must establish the general guidance of Ultrapar and its businesses, aiming at:

a)promoting and observing the business purpose of Ultrapar, with a long-term vision and discipline in capital allocation, always seeking value creation for the Company;

b)ensuring the Company’s values, principles and purpose, as well as maintaining the transparency in the Company’s relationship with all stakeholders;

c)ensuring the interests of shareholders, considering other stakeholders;

d)ensuring the Company’s perpetuity, within a long-term and sustainability perspective, considering economic, social, environmental and good corporate governance aspects;

e)the adoption by the Company of an agile management structure with professionals of excellence and unblemished reputation;

f)periodically developing, approving, and revising corporate governance, policies and management guidelines of the Company and their respective unfolding in its subsidiaries;

g)preventing conflicts of interest situations and managing divergence of opinions, so that the Company's interest always prevails; and

h)ensuring the reliability of financial and strategic information, assessing the acceptable risk level in business conduct, and evaluating the effectiveness of the internal control system.

CHAPTER III

Board of Director’s Authority

Article 3. In addition to the responsibilities of the Board of Directors set forth in the Company’s Bylaws, the Board shall be responsible for defining the composition of the statutory committees of the Board, as well as their respective coordinators, in compliance with the legal, the Bylaws and this Internal Bylaws provisions.

CHAPTER IV

Composition and Term of Office

Article 4. The Board of Directors shall be composed of the number of members and term as defined in the Company’s Bylaws.

Paragraph 1. The independent directors must immediately inform the Chairman of the Board of any circumstances that may compromise their independence in accordance with the requirements established in the B3 S.A. – Bolsa, Brasil, Balcão New Market Regulation (“New Market Regulation”), including so that the Chairman can evaluate the need to replace the director in order to comply with the minimum percentage/minimum amount of independent directors set forth in the Company’s Bylaws, which shall comply with the provisions of the New Market Regulation.

Paragraph 2. Without prejudice to the provisions of Paragraph 1 of this Article, the Directors must keep the Board of Directors duly informed about any positions they hold on boards of directors of the Company’s subsidiaries or in other publicly held companies, and must report to the body any changes or new appointments at the first meeting following their occurrence.

Board of Director's Internal Bylaws

CHAPTER V

Board of Directors’ Duties

Article 5. The duties of each Board’s Director, in addition to those set forth in the Bylaws,  applicable legislation and rules, are:

a)to attend the Board of Directors’ meetings previously prepared, including the verification of the available documents, on an active and diligent basis, to ensure depth and quality in the decision-making process;

b)to keep confidentiality to any and all information of the Company to which they have access due to the exercise of their position, as well as require the same confidential treatment from professionals who provide them with advice, using such information only for the exercise of its duties as Director;

c)except with prior and specific approval of the Board, to refrain from intervening, alone or jointly with a third party, in any business: (1) with the Company, its subsidiaries and affiliates, or its controlling shareholder (if any) , and (2) between, on one side, the Company and, on the other side, subsidiaries or affiliates of the controllers or the controlling shareholder (if any), or other companies which are members of the same de jure or in fact group of these subsidiaries or affiliates, controllers or controlling shareholder (if any);

d)to refrain from accessing information, participating in resolutions and discussions of the Board of Directors or of any management bodies, vote or, in any manner, intervene in the matter in which  they are directly or indirectly in conflict with the Company’s interests, as provided for by law ; and

e)to ensure that good corporate governance practices are adopted by the Company.

CHAPTER VI

Chairman of the Board of Directors

Article 6. The Chairman of the Board of Directors has the following responsibilities, without prejudice to others conferred by the Company’s Bylaws and applicable legislation:

a)to propose to the Board the annual calendar with the dates of ordinary meetings, which shall not be less than 6 nor more than 12, without prejudice to extraordinary meetings;

b)to ensure the effectiveness and good performance of the Board of Directors;

c)to organize and coordinate the agenda of meetings of the body and ensure that the Directors receive adequate and timely information of the items on the agenda of the meetings;

d)to organize, together with the Chief Executive Officer, upon the election of a new member of the Board, an integration program for the new Director;

e)to monitor the Company’s activities, interacting with the managers and with the business on relevant topics, always acting on behalf of the Board of Director and ensuring the implementation of the strategic direction approved by the Board of Directors; and

f)to ensure faithful compliance with this Internal Bylaws.

Board of Director's Internal Bylaws

CHAPTER VII

Leadership of Independent Directors

Article 7. In the event that the Chairman of the Board of Directors is a non-independent director, the independent members may designate a leader of the independent directors to support the Chairman of the Board in all matters as a neutral element, ensuring that the body reflects the vision of the independent directors.

Article 8. The director appointed as leader of the independents shall:

(a) assist the Chairman of the Board of Directors in formulating the agendas and calendars of the body’s meetings, based on the collection of perceptions from other members, shareholders, and other stakeholders; and

(b) act, together with the Chairman and/or other directors, when the Board of Directors or the Company goes through an atypical stress period due to relevant issues involving the Board of Directors or its members.

CHAPTER VIII

Board of Directors’ Functioning Rules

Article 9. The Board of Directors shall meet in accordance with the rules set forth in the Company’s Bylaws and this Internal Bylaws, whenever meetings are convened by its Chairman or by any 2 directors.

Paragraph 1. The meetings of the Board of Directors shall be called in writing, by e-mail or other means that allow proof of receipt of the call notice by the recipient, and must contain, in addition to the place, date and time of the meeting, the agenda.

Paragraph 2. The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

Paragraph 3. To ensure equality of information among all directors, documents and information provided to one member must be equally made available to all other members of the Board of Directors, through the governance portal adopted by the Company.

Paragraph 4. In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with a short notice than that provided in Paragraph 2 of this article, provided that in this case the meeting will only be installed with the presence of at least 2/3 of the elected.

Paragraph 5. The directors may attend the meetings of the Board of Directors by any other means of communication that allows the identification of the director and simultaneous communication with all other persons present at the meeting. In this case, directors shall be considered present at the meeting and must sign the corresponding minutes.

Article 10. The meetings of the Board of Directors shall preferably be held at the Company’s headquarter and, except as provided in Article 9, Paragraph 4 above, shall be installed with the presence of the majority of the directors, one of whom must be the Chairman or Vice-Chairman and the deliberations shall be taken by majority vote, and the Chairman, or in their absence, the Vice-Chairman, in addition to their vote, shall issue the tie-breaker.

Sole paragraph. In case of absence or temporary impediment of the Chairman of the Board of Directors, their duties will be exercised, on a temporary basis, by the Vice-Chairman or another member of the Board of Directors nominated by the Chairman.

Article 11. The minutes of the meetings of the Board of Directors must be summarized and recorded clearly, recording all decisions taken, abstention of votes, conflicts of interest, dissenting votes (if so requested), and must be signed by all attendees. Whenever they contain deliberations intended to produce effects before third parties, their summary shall be filed at the Board of Trade and published.

Board of Director's Internal Bylaws

Article 12. Whenever necessary, the Chairman of the Board, on their own initiative or at the request of any director, may convene directors, officers or employees of the Company, as well as any persons who may contribute to the discussion, to attend meetings and provide clarifications or information on the matters to be discussed.

Article 13. The Board of Directors shall adopt, as a practice, at the end of all ordinary meetings of the body, the holding of an executive session, without the presence of Company executives.

Article 14. The Board shall conduct at least once per mandate an assessment of the Board, its members, and the statutory advisory committees in accordance with the assessment procedures structured by the Company.

Article 15. Whenever there are Shareholders’ Meeting for election of managers, the Board shall include, in the respective management proposal, its opinion including: (i) confirmation regarding the adherence of each candidate for the position of member of the Board of Directors to the Policy of Nomination and Assessment of the Company Managers; and (ii) the reasons, considering the provisions of the New Market Regulation and the declaration of independence submitted by the applicant, by which the qualification of each applicant as independent director is verified.

Article 16. The Board of Directors' new integration program must include: (i) presentation meetings with the members of the Board of Executive Officers; and (ii) discussion of essential topics to the proper understanding of Ultra's businesses, including the availability of all documents deemed reasonably required by the new director.

CHAPTER IX

Support Committees of the Board of Directors

Article 17. The Board of Directors shall be assisted by the statutory advisory committees, and may create additional committees with specific purposes and must designate their members.

Paragraph 1. The committees referred to in the caput, ex officio or at request of the Board, shall analyze and discuss the matters within their competence referred to them, and shall present their recommendations to the Board with the necessary substantiation.

Paragraph 2. The coordinator of each committee shall provide clarifications on matters within their competence and report the progress of the work carried out at each Board meeting.

CHAPTER X

General Provisions

Article 18. The members of the Board of Directors shall be entitled to a fixed compensation, with the purpose of remunerating them according to the responsibility and complexity inherent in the position of director. The participation of the director in statutory committees shall be compensated according to the Policy of Corporate Compensation of the Company.

Article 19. Omissions of this Internal Bylaws, doubts interpretation and possible amendments to its provisions shall be decided at a meeting of the Board of Directors, as provided in the Bylaws of the Company and in this Internal Bylaws.

Article 20. This Internal Bylaws is effective on the date of its approval by the Board of Directors and shall be filed at the Company’s headquarters, on the CVM website and on the Company’s Investors Relations website.

CORPORATE Risk Management POLICY

APPROVED BY THE BOARD OF DIRECTORS ON 17/09/2025 2 CORPORATE Risk Management POLICY Risks are categorized according to their origin (internal or external) and nature, including emerging and short, medium and long-term topics. • Strategic Risks: associated with factors that could prevent or affect the achievement of objectives and goals, including, but not limited to, political influence and regulatory changes, competition performance, new market players, substitute products and services, changes in consumer behavior, customer relationships, sustainability (including socio-environmental impact, climate change and energy transition), investment decisions and talent attraction, retention and succession. • Operational Risks: associated with the daily operational activities of each business, covering, for example, safety, environmental and quality procedures, supplies, dependence on suppliers, logistics and infrastructure. • Financial Risks: associated with the exposure of financial transactions, including leverage and debt levels, cash flow, accounting aspects and preparation of financial statements, as well as credit, liquidity and market risks. • Integrity Risks: associated with non-compliance with laws and regulations, the Code of Ethics and Corporate Policies, legal issues, management of third parties or misconduct by employees, partners, shareholders, business partners, external representatives, suppliers and service providers. This Corporate Risk Management Policy (“Policy”) establishes the definitions, steps and responsibilities to be observed in the risk management process of Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries (jointly with Ultrapar, “Ultra Group”). In businesses that are not directly or indirectly controlled by Ultrapar, Ultrapar will make its best efforts to ensure that the guidelines of this Policy are applied, and any representatives appointed by Ultrapar should periodically report the main risks. This Policy should be considered together with the Ultrapar’s Code of Ethics and other corporate policies. It is an ongoing process, conducted by the Risk areas together with the respective risk owners, which aims to identify, analyze, assess, treat, monitor and report risks that may impact Ultrapar and its businesses, with a focus on protection, resilience and continuity. The process is based on understanding the risks of each business, considering its objectives, particularities and respective industries. 1. OBJECTIVE 2. DEFINITIONS 2.1 RISK MANAGEMENT 2.2 CATEGORIES OF RISKS

APPROVED BY THE BOARD OF DIRECTORS ON 17/09/2025 3 CORPORATE Risk Management POLICY The risk management process involves five steps, considering each business and Ultrapar individually: 3. STEPS OF THE RISK MANAGEMENT PROCESS • Technological Risks: associated with information security, availability of systems and infrastructure, as well as data management and use of new technologies. To ensure a common assessment and comparison standard across businesses, the categories of risks are broken down into themes of risks, enabling connection and completeness of the assessed matters. The themes of risks, in turn, consolidate the risks and risk factors identified in the risk management process. It aims to understand the internal and external context in which the business operates, in addition to identifying priority topics and trends of change in risk exposure. Carried out collaboratively and continuously with risk owners, it aims to identify and describe the risks and risk factors that may impact the business. 3.1 CONTEXTUALIZATION 3.2 IDENTIFICATION 3.3 ASSESSMENT 3.4 TREATMENT 3.5 MONITORING AND REPORTING Every identified risk should be assessed based on its level of impact and vulnerability and reviewed annually or when there are significant changes in the internal and/or external environment. • Impact: damage caused in the event of risk materialization, considering qualitative and quantitative aspects, including, but not limited to, financial, life, socio-environmental, image and legal. • Vulnerability: degree of preparation and/or prevention to avoid risk materialization, considering, for example, the history of similar events, the materialization horizon and the effectiveness of the control environment. The risks are assessed at four levels of criticality (low, medium, high and very high) and positioned in a risk matrix. The assessment aims to assist in prioritizing and defining appropriate treatment actions for the level of risk exposure. After the risk assessment, the need for actions to treat the exposure is analyzed. These measures aim to eliminate, mitigate and/or transfer the risk, in whole or in part. The action plans should describe activities, responsible parties and deadlines for completion to enable monitoring. Monitoring should track the evolution of the risk, including indicators, verifying the effectiveness of treatment actions and the impact of internal and external changes on the assessment. Risks and action plans should be reported to business leadership, including the CEO.

APPROVED BY THE BOARD OF DIRECTORS ON 17/09/2025 4 CORPORATE Risk Management POLICY 4. ROLES AND RESPONSIBILITIES 4.1 ULTRAPAR’S BOARD OF DIRECTORS 4.2 BUSINESSES’ BOARD OF DIRECTORS 4.3 AUDIT AND RISK COMMITTEE 4.4 RISK OWNER • Approve the policy and its revisions. • Ensure the application of this policy at Ultrapar and its businesses. • Periodically assess the Ultra Group’s risk matrix. • Assess the effectiveness of the risk management process. • Approve Ultrapar’s and its businesses’ acceptable risk levels. • Ensure the application of this policy and Ultrapar’s risk guidelines in its business. • Periodically assess the risk matrix of its business. • Assess the effectiveness of the risk management process in its business. • Assess and monitor the implementation of action plans in its business. • Ensure the necessary resources to execute the risk management process in its business. • Approve the acceptable risk levels of its business. • Advise Ultrapar’s Board of Directors on policy approvals and revisions. • Periodically assess and monitor the Ultrapar Group’s risk matrix and submit it for approval by Ultrapar’s Board of Directors. • Assess the effectiveness of the risk management process at Ultrapar and its businesses. • Monitor the implementation of the main action plans. • Ensure the necessary resources to execute the risk management process. • Advise Ultrapar’s Board of Directors on defining acceptable risk levels. • Identify, analyze, assess (impact and vulnerability), treat, monitor and report risks to business leaders and Risk areas. • Report to business leaders and Risk areas on changes in the scenario and/or materialization of risks. • Ensure the implementation and effectiveness of action plans and report on their progress. • Ensure the correct execution of risk-related controls. • Define and track indicators to monitor risk exposure. • Validate the risks that are under its responsibility in the risk matrix. • When requested, respond to governance bodies about the risks under its responsibility. • Propose acceptable risk levels for the risks under its management.

APPROVED BY THE BOARD OF DIRECTORS ON 17/09/2025 5 CORPORATE Risk Management POLICY 4.5 ULTRAPAR’S RISK AREA 4.6 BUSINESSES’ RISK AREA • Propose, draft and disseminate the policy and its revisions. • Establish and disclose the risk guidelines applied to Ultrapar and its businesses. • Monitor compliance with and application of this policy and the risk guidelines. • Train and guide Risk areas of the businesses and key leaders involved in the risk management process. • Prepare the annual risk management schedule. • Support businesses in discussions on identifying, assessing, treating, and monitoring risks, fostering a proactive risk culture. • Inform the Insurance area about the risks identified in Ultrapar’s and its businesses’ risk matrix. • Coordinate validations and reporting of the risk matrix to Ultrapar’s and its businesses’ executive board, committees and councils. • Recommend actions to risk owners for risk treatment. • Monitor and report the progress of action plans and business indicators to Ultrapar’s leadership. • Disclosure and apply this policy and Ultrapar’s risk guidelines in its business. • Break down and execute Ultrapar’s annual risk management schedule in its business. • Coordinate discussions on identifying, assessing, treating, and monitoring risks across its ecosystem and new businesses. • Report identified risks to Ultrapar’s Risk area. • Train and guide risk owners and business areas in the risk management process. • Disseminate the risk management culture to risk owners and business areas. • Include the risk agenda in forums with the business leadership and risk owners. • Recommend actions to risk owners for risk treatment. • Monitor and report the progress of action plans and indicators to Ultrapar’s business leadership and Risk area.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2025

ULTRAPAR HOLDING INC.
/s/ Alexandre Mendes Palhares
Name: Alexandre Mendes Palhares
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors, Internal Bylaws of the Board of Directors, Corporate Risk Management Policy)